UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2025.

Commission File Number 001-41606

BRERA HOLDINGS PLC

(Translation of registrant’s name into English)

Connaught House, 5th Floor

One Burlington Road

Dublin 4

D04 C5Y6

Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

On March 3, 2025, Brera Holdings PLC, a public limited company incorporated in the Republic of Ireland (the “Company”), made available to its shareholders a notice of the Company’s 2024 annual general meeting, which is expected to take place on March 28, 2025, at 2:00 p.m., Greenwich Mean Time (10:00 a.m., Eastern Daylight Time), online at https://agm.issuerdirect.com/brea-2024.

Exhibit No.	Description
99.1	Notice of 2024 Annual General Meeting and Proxy Statement
99.2	Form of Proxy Card for 2024 Annual General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 3, 2025	BRERA HOLDINGS PLC

	By:	/s/ Pierre Galoppi
Pierre Galoppi
Chief Executive Officer

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